Exhibit 99.72

SYMBOL TSXV: FUU OTC SYMBOL: FUUFF www.f3uranium.com September 10, 2025

F3 Announces Bought Deal LIFE Private Placement for Gross Proceeds of C$15 Million

News Release – Kelowna, British Columbia – September 10, 2025: F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (FSE: GL7) (“F3” or the “Company”) is pleased to announce that it has entered into an agreement with Red Cloud Securities Inc. (“Red Cloud”), as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase for resale the following on a “bought deal” basis in a private placement for aggregate gross proceeds of C$15,000,000 (the “Underwritten Offering”):

●	25,000,000 units of the Company (each, a “Unit”) at a price of C$0.20 per Unit;

●	16,666,667 federal flow-through units of the Company to be sold to charitable purchasers (the “FFT Units”) at a price of C$0.30 per FFT Unit; and

●	15,151,515 Saskatchewan flow-through units of the Company to be sold to charitable purchasers (the “SFT Units”, and together with the FFT Units, the “FT Units”) at a price of C$0.33 per SFT Unit.

The Units and FT Units shall be collectively referred to as the “Offered Securities”.

Each Unit will consist of one common share of the Company (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each FT Unit will consist of one Common Share to be issued as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) and will qualify as an eligible flow-through share” as defined in The Mineral Exploration Tax Credit Regulations, 2014 (Saskatchewan) (each, a “FT Share”) and one-half of one Warrant. Each whole Warrant shall entitle the holder to purchase one Common Share (each, a “Warrant Share”) at a price of C$0.30 at any time on or before that date which is 36 months after the Closing Date (as herein defined).

In addition, the Company has agreed to grant to the Underwriters an option (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”), exercisable in whole or in part by the Underwriters at any time up to 48 hours prior to the Closing Date, to purchase for resale up to an additional number of Units and FFT Units at their respective offering prices for up to an additional C$2,000,000 in gross proceeds.

The proceeds of the Offering will be used by the Company to fund the exploration of the Company’s projects in the Athabasca Basin in Saskatchewan as well as for general corporate purposes and working capital, as is more fully described in the Offering Document (as herein defined).

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The gross proceeds from the sale of FT Shares will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” as such terms are defined in the Income Tax Act (Canada), and to incur “eligible flow-through mining expenditures” pursuant to The Mineral Exploration Tax Credit Regulations, 2014 (Saskatchewan) (collectively, the “Qualifying Expenditures”) related to the Company’s uranium projects in the Athabasca Basin, Saskatchewan, on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the subscribers of the FT Units effective December 31, 2025.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”), the Offered Securities will be offered for sale to purchasers resident in all of the provinces of Canada with the exception of Québec pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”). The securities issuable from the sale of the Offered Securities are expected to be immediately freely tradeable in accordance with applicable Canadian securities legislation if sold to purchasers resident in Canada. The Units may also be sold in offshore jurisdictions and in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). All securities not issued pursuant to the Listed Issuer Financing Exemption will be subject to a hold period in Canada ending on the date that is four months plus one day following the Closing Date as defined in Subsection 2.5(2) of Multilateral Instrument 45-102 – Resale of Securities.

There is an offering document (the “Offering Document”) related to the Offering that can be accessed under the Company's profile at www.sedarplus.ca and at the Company's website at www.f3uranium.com. Prospective investors should read this Offering Document before making an investment decision.

The Offering is scheduled to close on October 1, 2025 (the “Closing Date”), or such other date as the Company and Red Cloud may agree. Completion of the Offering is subject to certain conditions including, but not limited to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About F3 Uranium Corp.

F3 is a uranium exploration company, focusing on the high-grade JR Zone and new Tetra Zone discovery 13km to the south in the PW area on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R project and NexGen’s Arrow project.

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ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, Chairman & CEO

Contact Information

F3 Uranium Corp.

750 - 1620 Dickson Avenue

Kelowna, BC V1Y 9Y2

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that F3 expects or anticipates will or may occur in the future including statements regarding the Offering, the closing of the Offering, the intended use of proceeds of the Offering, the filing of the Offering Document and the tax treatment of the FT Shares.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of metals; costs of exploration and development; the estimated costs of development of exploration projects; the Company’s ability to operate in a safe and effective manner.

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These statements reflect the Company’s respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the future tax treatment of the FT Shares, competitive risks and the availability of financing; uranium price volatility; risks associated with the conduct of the Company’s exploration activities; regulatory, consent or permitting delays; risks relating to reliance on the Company’s management team and outside contractors; the Company’s inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining, development or exploration activities; employee relations, labour unrest or unavailability; the Company’s interactions with surrounding communities; the speculative nature of exploration and development; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified in the Company’s public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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